TASEKO REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

May 2, 2018, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB) (“Taseko” or the "Company") reports the results for the three months ended March 31, 2018.

Russell Hallbauer, President and CEO of Taseko, commented, “As disclosed in our year-end report, production in early 2018 continued to be impacted by waste stripping shortfalls from 2017, where we effectively lost two months of waste stripping. With our stripping schedule compromised, our new pushback was delayed and only lower grade ore was available to process.”

The lower grades and resultant reduced copper and molybdenum production had a significant impact on our financial performance in the first quarter. But even with the low grades, we still managed to generate $12 million of Cash flow from operations and $14 million of earnings from mining operations before depreciation and amortization* in the quarter. Our adjusted net loss* of $11 million (or $0.05 per share) was negatively impacted by increased use of stockpiled ore as well as provisional pricing adjustments,” stated Mr. Hallbauer.

Mr. Hallbauer continued, “Gibraltar head grades can fluctuate quite dramatically quarter-over-quarter as a result of the mining sequence, consistent with any other large mining operation. However, over longer periods of time average mined grades will revert to the life of mine average grade. Gibraltar has 21 years of mine life remaining, so this quarter’s metal production shortfall is a short-term issue. The Canadian dollar price of copper remains roughly $4.00 per pound, the strongest it has been since 2011, and with copper grades increasing we see both metal production and financial performance returning to more representative levels.”

“I am very pleased to report that our Florence Copper Project continues to advance on-time and on budget. We will begin testing the injection and recovery well systems in the coming weeks and the SX/EW plant construction is well underway and expected to be operational in the next six months. Importantly, the recent changes to US tax legislation have had a significant impact on the project’s after tax net present value, raising it from US$680 million** to approximately US$760 million, based on current estimates. Florence Copper, with its very low capital and operating costs, is one of the best near-term copper projects on the horizon and will have a material impact on our Company,” added Mr. Hallbauer.

Note: For up-to-date Florence Copper site photos and construction updates, please visit Taseko’s website at tasekomines.com.

*Non-GAAP performance measure. See end of news release.
**Based on the Florence Copper Project NI 43-101 technical report dated February 28, 2017 (amended and restated December 4, 2017) filed on SEDAR.

“In addition to Florence Copper, we have an exciting near-term catalyst with our Aley Niobium Project. After three years of additional engineering work, we are in the final stages of completing an updated technical report. This report will demonstrate both lower capital costs and improved mine economics at a lower long-term niobium price. We look forward to publicly releasing that report in the near future. Both of these projects point to a bright future for the Company,” concluded Mr. Hallbauer.

First Quarter Highlights

  Earnings from mining operations before depletion and amortization* was $13.5 million;
  The increased use of stockpiled ore resulted in a non-cash inventory expense and additional depletion and amortization which reduced earnings from mining operations by $5.2 million in the first quarter of 2018;
  Cash flow from operations was $11.6 million, a decrease from the same period in 2017 due to lower copper production and sales volumes;
  In September 2017, the Company announced that it was moving forward with the construction of the Production Test Facility (“PTF”) for the Florence Copper Project. The SX/EW plant and the associated wellfield, comprised of 24 production, monitoring, observation and point of compliance wells, will be built for approximately US$25 million. Wellfield drilling was completed in early April and construction of the process plant progressed smoothly through the first quarter, with steel for the plant being erected at the end of the quarter. The project is on-time and on budget with expenditures in the first quarter being approximately $14.3 million or US$10.8 million. The facility is expected to be operational by the end of the third quarter of 2018, with first copper cathode being produced in December;
  Copper and molybdenum production in the first quarter was 22.9 million pounds and 0.4 million pounds, respectively, a decrease from previous quarters as a result of the anticipated lower grade mine feed combined with the increased use of lower grade ore stockpiles, a consequence of the summer wildfires;
  Net loss was $18.5 million (or $0.08 per share) and Adjusted net loss* was $11.0 million (or $0.05 per share);
  Site operating costs, net of by-product credits* were US$2.02 per pound produced and Total operating costs (C1)* were US$2.33 per pound produced. Spending in the quarter remained at a similar level as previous quarter but unit costs were impacted by the lower grades and production;
  Total sales (100% basis) for the quarter were 22.8 million pounds of copper and 0.4 million pounds of molybdenum; and
  The Company’s cash balance at March 31, 2018 was $64 million, reduced from $80 million at the end of 2017 due in part to cash used for construction of the Florence Copper PTF.

*Non-GAAP performance measure. See end of news release.

HIGHLIGHTS

Financial Data	Three months ended March 31,
(Cdn$ in thousands, except for per share amounts)	2018	2017	Change
Revenues	64,179	104,389	(40,210)
Earnings from mining operations before depletion and amortization*	13,544	53,427	(39,883)
Earnings (loss) from mining operations	(1,236)	43,850	(45,086)
Net income (loss)	(18,481)	16,479	(34,960)
Per share - basic (“EPS”)	(0.08)	0.07	(0.15)
Adjusted net income (loss)*	(10,999)	15,254	(26,253)
Per share - basic (“adjusted EPS”)*	(0.05)	0.07	(0.12)
EBITDA*	370	49,145	(48,775)
Adjusted EBITDA*	7,537	47,934	(40,397)
Cash flows provided by operations	11,556	79,765	(68,209)

Operating Data (Gibraltar - 100% basis)	Three months ended March 31,
	2018	2017	Change
Tons mined (millions)	26.7	21.8	4.9
Tons milled (millions)	7.5	7.3	0.2
Production (million pounds Cu)	22.9	41.3	(18.4)
Sales (million pounds Cu)	22.8	40.8	(18.0)

OPERATIONS ANALYSIS

First quarter results

First quarter copper production at Gibraltar was 22.9 million pounds, lower than recent quarters as a result of reduced head grades and recoveries. Copper head grade at Gibraltar was 0.201% in the first quarter and the Company expects the head grade for the remainder of 2018 to be in line with the average life of mine reserve grade of 0.26% . Although the lower head grade in the first quarter was expected in the mine plan, head grade was also affected by reduced waste stripping in the third quarter of 2017 due to the summer wildfires in the Cariboo region and as a result more mill feed came from the stockpile than planned in the first quarter. The low head grades and some oxidation from stockpile ore also impacted copper recoveries which averaged 76% for the period.

A total of 26.7 million tons were mined during the quarter at a strip ratio of 4.1 to 1. Waste stripping costs of $14.7 million (75% basis) were capitalized in the quarter related to the new pushback in the Granite pit. Approximately 2.5 million tons of ore were drawn from the ore stockpile in the first quarter.

Site operating cost per ton milled* was $8.68 in the first quarter of 2018, which is higher than the fourth quarter of 2017 primarily due to the decreased capitalization of stripping costs and a decrease in the tons milled during the first quarter.

*Non-GAAP performance measure. See end of news release.

Site operating costs, net of by-product credits per pound produced* increased to US$2.02 in the first quarter of 2018 from US$1.69 in the fourth quarter of 2017. Total site spending in the first quarter remained at a similar level to the previous quarter, but unit operating costs increased due to the lower copper production and lower capitalized stripping costs in the period. A total of 0.4 million pounds of molybdenum were sold resulting in byproduct credits per pound produced* of US$0.23 in the first quarter. The increase in molybdenum by-product credit was a result of higher molybdenum prices.

Off-property costs per pound produced* were US$0.31 for the first quarter of 2018 compared to US$0.34 for the 2017 year. The lower Off-property costs per pound produced* was primarily a result of lower treatment and refining costs charged on the Company’s copper concentrate sales.

Total operating costs (C1) per pound* increased to US$2.33, a 10% increase from the fourth quarter of 2017.

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)
Operating data (100% basis)	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Tons mined (millions)	26.7	26.9	23.3	21.1	21.8
Tons milled (millions)	7.5	7.9	7.2	7.5	7.3
Strip ratio	4.1	4.9	4.1	2.8	2.4
Site operating cost per ton milled (CAD$)*	$8.68	$7.68	$5.93	$7.67	$8.59
Copper concentrate
Grade (%)	0.201	0.209	0.284	0.309	0.328
Recovery (%)	75.7	77.5	86.1	85.2	85.9
Production (million pounds Cu)	22.9	25.5	35.1	39.4	41.3
Sales (million pounds Cu)	22.8	32.0	30.2	40.7	40.8
Inventory (million pounds Cu)	2.9	2.7	9.3	4.6	5.9
Molybdenum concentrate
Production (thousand pounds Mo)	443	537	445	789	866
Sales (thousand pounds Mo)	433	589	403	794	859
Per unit data (US$ per pound produced)*
Site operating costs*	$2.25	$1.86	$0.97	$1.08	$1.15
By-product credits*	(0.23)	(0.17)	(0.09)	(0.11)	(0.15)
Site operating costs, net of by-product credits*	$2.02	$1.69	$0.88	$0.97	$1.00
Off-property costs	0.31	0.42	0.30	0.34	0.33
Total operating costs (C1)*	$2.33	$2.11	$1.18	$1.31	$1.33

*Non-GAAP performance measure. See end of news release.

GIBRALTAR OUTLOOK

Looking beyond the first quarter, with the transition into the new ore zone completed, copper grade will increase and we expect the average copper grade for the remainder of 2018 to be in line with Gibraltar’s average life of mine reserve grade of 0.26% .

Copper markets have shown continued strength with prices at US$3.07 per pound as of May 1, 2018. Molybdenum prices have also stayed strong at US$12.40 per pound as of May 1, 2018.

The Company is pursuing an insurance claim related to the Cariboo region wildfires in July 2017. The amount of the insurance claim has not been finalized and is currently estimated to be in the range of $4 to $10 million on a 75% basis.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. Our project focus is currently on the development of the Florence Copper Project.

Florence Copper Project

In September 2017, the Company announced that it was moving forward with the construction of the Production Test Facility (“PTF”) for the Florence Copper Project. The SX/EW Plant and the associated wellfield, comprised of 24 production, monitoring, observation and point of compliance wells, will be built for approximately US$25 million. Wellfield drilling was completed in early April and construction of the process plant progressed smoothly through the first quarter, with steel for the plant being erected at the end of the quarter.

The project is on time and on budget with expenditures in the first quarter being approximately $14.3 million or US$10.8 million. The entire facility, plant and wells are expected to be fully operational by the end of the third quarter of 2018.

Aley Niobium Project

In 2014, the Company filed an NI43-101 technical report for the Aley Niobium Project. Further engineering and metallurgical test work has been completed since then which is expected to result in improved project economics. Environmental monitoring on the project continues and a number of product marketing initiatives are underway.

The Company will host a telephone conference call and live webcast on Thursday, May 3, 2018 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally. The conference call will be archived for later playback until May 10, 2018 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 2584329.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and

	Three months ended March 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2018	2017
Cost of sales	65,415	60,539
Less:
Depletion and amortization	(14,780)	(9,577)
Insurance recoverable	4,000	-
Net change in inventories of finished goods	967	233
Net change in inventories of ore stockpiles	(3,896)	1,172
Transportation costs	(2,829)	(5,217)
Site operating costs	48,877	47,150
Less by-product credits:
Molybdenum, net of treatment costs	(5,009)	(5,807)
Silver, excluding amortization of deferred revenue	(92)	(449)
Site operating costs, net of by-product credits	43,776	40,894
Total copper produced (thousand pounds)	17,145	30,943
Total costs per pound produced	2.55	1.32
Average exchange rate for the period (CAD/USD)	1.26	1.32
Site operating costs, net of by-product credits (US$ per pound)	2.02	1.00
Site operating costs, net of by-product credits	43,776	40,894
Add off-property costs:
Treatment and refining costs of copper concentrate	3,954	8,456
Transportation costs	2,829	5,217
Total operating costs	50,559	54,567
Total operating costs (C1) (US$ per pound)	2.33	1.33

transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses;
  Unrealized gain/loss on copper put options; and
  Gain/loss on copper call option.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended March 31,
($ in thousands, except per share amounts)	2018	2017
Net income (loss)	(18,481)	16,479
Unrealized foreign exchange (gain) loss	8,332	(2,677)
Unrealized (gain) loss on copper put options	(1,165)	52
Loss on copper call option	-	1,414
Estimated tax effect of adjustments	315	(14)
Adjusted net income (loss)	(10,999)	15,254
Adjusted EPS	(0.05)	0.07

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on copper put options; and
  Gain/loss on copper call option.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, and unrealized foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended March 31,
($ in thousands)	2018	2017
Net income (loss)	(18,481)	16,479
Add:
Depletion and amortization	14,780	9,577
Amortization of share-based compensation expense (recovery)	(839)	3,359
Finance expense	9,311	8,034
Finance income	(323)	(331)
Income tax expense (recovery)	(4,078)	12,027
EBITDA	370	49,145
Adjustments:
Unrealized foreign exchange (gain) loss	8,332	(2,677)
Unrealized (gain) loss on copper put options	(1,165)	52
Loss on copper call option	-	1,414
Adjusted EBITDA	7,537	47,934

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended March 31,
(Cdn$ in thousands)	2018	2017
Earnings (loss) from mining operations	(1,236)	43,850
Add:
Depletion and amortization	14,780	9,577
Earnings from mining operations before depletion and
amortization	13,544	53,427

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Site operating costs per ton milled

	Three months ended March 31,
(Cdn$ in thousands, except per ton milled amounts)	2018	2017
Site operating costs (included in cost of sales)	48,877	47,150

Tons milled (thousands) (75% basis)	5,633	5,489
Site operating costs per ton milled	$8.68	$8.59

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•

uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•

changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•

the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.